charles SCHWAB

Money Market

Schwab Money Market Portfolio

Money Market

For period ending June 30, 2003

Inception Date: May 3, 1994



Karen Wiggan, a portfolio manager, has been responsible for day-to-day management of the portfolio since 1999. She joined the firm in 1987 and has worked in fixed-income portfolio management since 1991.

The Investment Environment and the Portfolio

The U.S. economy remained in a holding pattern during the six months of the report period. Concerned by geopolitical uncertainties, businesses put off making major decisions about capital spending and hiring, even after the major combat phase of the war in Iraq was over. Economic indicators reported during the period were mixed, providing little incentive for businesses to pursue expansion plans.

Already at their lowest level in decades, interest rates fell further as the report period progressed. During the first months of 2003, a major factor in the decline of rates was anticipation of the war in Iraq. Toward the end of the period, deflation fears came to the forefront, leading to expectations that the Federal Reserve (the Fed) would cut interest rates. These expectations were confirmed on June 25, when the Fed, seeking to provide yet further economic stimulus, cut the Fed funds rate by 0.25%.

Falling interest rates pushed money fund yields to new lows (see next page for portfolio yield information). Among agency discount note securities, the decline in rates was somewhat mitigated by a very high level of issuance, in part a result of the continued rapid pace of home refinancings.

We sought to lessen the effects of falling rates on the portfolio by maintaining a comparatively long weighted average maturity. Although the portfolio's yield did decline, we were successful in slowing that decline, and in keeping the portfolio's yield higher than it otherwise would have been.

The portfolio also benefited from the decision to continue purchases of Freddie Mac securities. Although some of this issuer's accounting practices were called into question during the report period, our analysis indicated that the creditworthiness of its securities was not in doubt.

The views expressed here are those of fund management only. Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Performance and Portfolio Facts as of 6/30/03

Seven-Day Yields[1]

The seven-day yields are calculated using standard SEC formulas. The effective yield includes the effect of reinvesting daily dividends. Please remember that money market fund yields fluctuate, and that past performance is not an indication of future results.

Seven-Day Yield	0.74%
Seven-Day Effective Yield	0.74%

Statistics

Money funds must maintain a dollar-weighted average maturity of no longer than 90 days, and cannot invest in any security whose effective maturity is longer than 397 days (approximately 13 months).

Weighted Average Maturity	48 days
Credit Quality of Holdings[2] % of portfolio	100% Tier 1

An investment in a money fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although money funds seek to preserve the value of your investment at $1 per share, it is possible to lose money by investing in a money fund.

[1] Portfolio yields do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the yields would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] Portfolio holdings may have changed since the report date.

Financial Statements

Schwab Money Market Portfolio

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	1/1/98– 12/31/98
Per-share data ($)						
Net asset value at beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Income from investment operations:						
Net investment income	0.00[1]	0.01	0.04	0.06	0.05	0.05
Less distributions:						
Dividends from net investment income	(0.00)[1]	(0.01)	(0.04)	(0.06)	(0.05)	(0.05)
Net asset value at end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total return (%)	0.42[2]	1.32	3.72	5.95	4.69	5.07
Ratios/supplemental data (%)						
Ratio of net operating expenses to average net assets	0.43[3]	0.48	0.49	0.48[4]	0.50	0.50
Ratio of gross operating expenses to average net assets	0.43[3]	0.48	0.50	0.50[4]	0.60	0.61
Ratio of net investment income to average net assets	0.84[3]	1.31	3.55	5.81	4.62	4.91
Net assets, end of period ($ x 1,000,000)	179	215	204	160	120	78

* Unaudited.
[1] Per-share amount was less than $0.01.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net and gross operating expenses would have been 0.49% and 0.51%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003; unaudited.

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

For fixed-rate obligations, the rate shown is the effective yield at the time of purchase, except for U.S. government agency coupon notes and U.S. Treasury notes, for which the rate shown is the interest rate (the rate established when obligation was issued). For variable-rate obligations, the rate shown is the rate as of the report date. For variable-rate obligations with scheduled maturities greater than 397 days, the maturity shown is the later of the next interest rate change date or demand date. For variable-rate obligations with scheduled maturities less than 397 days, the maturity shown is the earlier of the next interest rate change date or demand date. For variable-rate obligations without demand features, the maturity shown is the next interest rate change date.

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
88.4% **U.S. Government Securities**	156,886	156,886
11.6% **Other Investments**	20,491	20,491
100.0% **Total Investments**	**177,377**	**177,377**

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Government Securities 88.4% of investments		
Discount Notes 88.4%		
Fannie Mae		
1.17%, 07/02/03	1,000	1,000
1.13%, 07/11/03	2,000	1,999
1.20%, 07/23/03	3,000	2,998
1.77%, 07/25/03	2,000	1,998
1.18%, 07/30/03	4,883	4,878
1.19%, 07/30/03	4,000	3,996
1.23%, 08/06/03	4,000	3,995
1.15%, 08/13/03	3,000	2,996
1.08%, 09/03/03	2,000	1,996

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
1.77%, 09/19/03	2,000	1,992
0.99%, 09/25/03	2,500	2,494
0.90%, 10/29/03	1,500	1,496
1.00%, 12/10/03	1,000	996
1.20%, 03/05/04	5,000	4,959
1.29%, 04/02/04	2,450	2,426
Federal Farm Credit Bank		
1.21%, 07/15/03	2,000	1,999
1.27%, 07/21/03	2,000	1,999
1.15%, 07/22/03	2,423	2,421
0.91%, 08/21/03	1,000	999
1.28%, 09/26/03	3,000	2,991
1.48%, 10/31/03	2,000	1,990
1.18%, 12/15/03	2,000	1,989
Federal Home Loan Bank		
1.18%, 07/02/03	3,000	3,000
1.06%, 07/09/03	1,300	1,300
1.16%, 07/11/03	5,000	4,998
1.19%, 07/18/03	7,000	6,996
1.15%, 07/23/03	2,000	1,999
0.98%, 07/28/03	1,000	999
1.17%, 07/29/03	1,380	1,379
0.97%, 08/22/03	1,940	1,937
0.89%, 11/03/03	2,000	1,994
Freddie Mac		
1.20%, 07/03/03	1,100	1,100
1.17%, 07/10/03	1,830	1,829
1.18%, 07/10/03	1,000	1,000
1.20%, 07/10/03	3,000	2,999
1.20%, 07/15/03	1,120	1,120
1.16%, 07/17/03	1,342	1,341
1.20%, 07/17/03	5,000	4,997
1.15%, 07/31/03	4,000	3,996
1.15%, 08/21/03	2,000	1,997
1.17%, 08/22/03	5,000	4,992
1.14%, 08/29/03	3,209	3,203
1.00%, 09/19/03	2,150	2,145
1.81%, 09/29/03	1,250	1,244
1.02%, 09/30/03	3,000	2,992
1.77%, 10/09/03	1,000	995
0.91%, 12/04/03	1,050	1,046
0.97%, 12/04/03	2,000	1,992
1.30%, 03/25/04	2,000	1,981

Issuer Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Tennessee Valley Authority		
1.15%, 07/10/03	5,000	4,999
1.16%, 07/14/03	4,000	3,998
1.16%, 07/16/03	4,000	3,998
1.15%, 07/24/03	5,000	4,996
1.16%, 07/24/03	4,000	3,997
1.18%, 07/24/03	10,000	9,993
1.15%, 07/31/03	3,000	2,997
0.97%, 08/07/03	1,732	1,730
		156,886

Security	Maturity value ($ x 1,000)	Mkt. value ($ x 1,000)
Other Investments 11.6% of investments		
Repurchase Agreements 11.6%		
Credit Suisse First Boston L.L.C. Tri-Party Repurchase Agreement Collateralized by U.S. Government Securities with a value of $21,516 1.06%, issued 6/30/03, due 07/01/03	20,491	**20,491**

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$156,886
Repurchase agreements, at market value	20,491
Receivables:	
Interest	1
Fund shares sold	1,556
Prepaid expenses	+ 1
Total assets	**178,935**

The amortized cost for the fund's securities was $177,377.

Liabilities

Payables:	
Fund shares redeemed	4
Dividends to shareholders	50
Investment advisory and administration fees	6
Accrued expenses	+ 50
Total liabilities	**110**

Net Assets

Total assets	178,935
Total liabilities	− 110
Net assets	**$178,825**

Net Assets by Source

Capital received from investors	178,840
Net realized capital losses	(15)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$178,825		178,872		$1.00

Federal Tax Data

Cost basis of portfolio	$177,377
As of December 31, 2002:	
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2005	$1
2006	3
2007	9
2008	+ 2
	$15

 See financial notes.

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Interest	$1,276

Expenses

Investment adviser and administrator fees		381
Trustees' fees		15
Custodian and portfolio accounting fees		13
Professional fees		15
Registration fees		2
Shareholder reports		4
Other expenses	+	4
Total expenses		**434**

Increase in Net Assets from Operations

Total investment income		1,276
Total expenses	−	434
Net investment income		**842**
Increase in net assets from operations		**$842**

Calculated on a graduated basis as a percentage of average daily net assets: 0.38% of the first $1 billion, 0.35% over $1 billion, 0.32% over $10 billion, 0.30% over $20 billion and 0.27% over $40 billion.

For the fund's independent trustees only.

The investment adviser (CSIM) guarantees to limit the annual operating expenses of this fund through April 30, 2004 to 0.50% of average daily net assets. This limit does not include interest, taxes and certain non-routine expenses.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for the current period are unaudited.

Operations

	1/1/03–6/30/03	1/1/02–12/31/02
Net investment income	$842	$2,607
Increase in net assets from operations	**842**	**2,607**

Distributions Paid

Dividends from net investment income	**842**	**2,607**

Transactions in Fund Shares

Shares sold	169,862	709,801
Shares reinvested	792	2,607
Shares redeemed +	(207,028)	(701,105)
Net transactions in fund shares	**(36,374)**	**11,303**

Net Assets

Beginning of year	215,199	203,896
Total increase or decrease +	(36,374)	11,303
End of period	**$178,825**	**$215,199**

The tax-basis components of distributions paid for the prior period were:

Ordinary income	$2,607
Long-term capital gains	$—

Because all transactions in this section took place at $1.00 per share, figures for share quantities are the same as for dollars.

Represents the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Financial Notes unaudited

Business Structure of the Fund

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at $1.00 per share. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described in sections earlier in this report. However, there are certain other investments and policies that may affect the fund's financials. The most significant of these are described below. Other policies concerning the fund's business operations also are described here.

The fund declares dividends every day it is open for business. These dividends, which are equal to the fund's net investment income for that day, are paid out to shareholders once a month. The fund may make distributions from any net realized capital gains once a year.

The fund may buy securities on a delayed-delivery basis. In these transactions, the fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the fund could end up paying more for the security than its market value at the time of settlement. The fund has set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The fund discussed in this report is highlighted.

Schwab Annuity Portfolios
Organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II™
Schwab S&P 500 Portfolio

the agreement is created. Any repurchase agreement with due dates later than seven days from issue dates may be subject to seven day put features for liquidity purposes.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund pays fees for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent, shareholder services and transaction services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may engage in certain transactions involving affiliates. The fund may make direct transactions with certain other SchwabFunds® when practical.

When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its respective shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with its vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values its securities at amortized cost, which approximates market value.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If the fund bought a debt instrument at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

charles SCHWAB

Domestic Hybrid

Schwab MarketTrack Growth Portfolio II

Balanced

For period ending June 30, 2003

Inception Date: November 1, 1996

Management's Discussion



Geri Hom, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the portfolio. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Kimon Daifotis, CFA, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the bond and cash portions of the portfolio. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

The Economy

The war in Iraq dominated headlines, although it was not the only factor affecting the economy. As the report period began, the nation's focus was divided between fundamental economic issues and concerns over the looming war with Iraq. Once the war arrived, attention focused on Iraq and the progress of political and military actions. However, as intensive military action drew to a close, the nation's level of concern over war-related uncertainty declined, and its focus shifted back to fundamental economic issues.

One reflection of this pattern of changing concerns over the war was the price of oil. Leading up to the war, oil prices continued to ratchet up to nearly $40 a barrel. But the price quickly dropped to around $30 a barrel when it began to appear that the major fighting would not last long.

The economy that Americans found at the end of the war was not much different than it had been during the period before the war. Gross Domestic Product was positive but weak, while joblessness edged up to 6.4% by the end of the report period. Consumer spending remained strong, helped in part by widespread discounts and depressed prices in most sectors (aside from healthcare and oil). But discounted prices for consumers translated into thin profits for companies, and business capital spending remained minimal. A 0.25% interest rate cut in June 2003 showed the Federal Reserve continuing to apply economic stimulus; the president and Congress contributed by enacting new fiscal and tax policies.

The Market

Most types of stocks posted gains for the period, with small-cap growth stocks leading the way. Positive returns were welcome news after prior declines. However, the volatility that has characterized the market in recent years continued throughout the period.

The strongest month of the period for stocks was April 2003, which saw the market rise as the military action in Iraq ended and as the first corporate earnings reports for 2002 appeared to indicate some improvement over the disappointing earnings of 2001. Another factor that we believe may have helped lift the market during the period was the increasing possibility of a dividend tax cut, which was then enacted during May.

Looking at stock prices during the period, it appeared that investors were reluctant to give much consideration to projections of future earnings (which may or may not turn out to be accurate) when deciding how much they were willing to pay for a stock. In our view, this was a sign of lingering skepticism among investors towards earnings projections, whether those projections came from corporate management or from analysts.

*Stock prices during the
period appeared to generally reflect companies'
established earning
power, although anticipated future earnings
began to drive returns
in some sectors.*

The Portfolio

**With the general resurgence of stock prices, particularly during April
2003, the portfolio performed well during the period, posting a return
of 10.14%[1].** Small-cap stocks led the way—the Schwab Small-Cap Index®
was up 15.96%—with most of the interest in growth stocks rather than
value stocks. Large cap stocks (as measured by the S&P 500® Index) and
international stocks (as measured by the Schwab International Index®)
also had strong showings during the period, with returns of 11.76% and
9.62% respectively. After outpacing equities in recent report periods,
bonds slowed considerably, returning 3.93% (as measured by the Lehman
Aggregate Bond Index). As a result, the portfolio's exposure to bonds
held back its performance, as did the portfolio's modest position in cash.

Small company stocks are subject to greater volatility than other asset categories. Foreign
securities can involve risks such as political and economic instability and currency risk.

Index figures do not include trading and management costs, which would lower performance. Indices
are unmanaged, and you cannot invest in them directly. Index figures are not annualized.

The views expressed here are those of portfolio management only. Nothing in this report represents
a recommendation of a security by the investment adviser. Manager views and portfolio holdings
may have changed since the report date.

[1] Portfolio returns reflect expense reductions by the portfolio's investment adviser (CSIM) and
Schwab. Without these reductions, the portfolio's returns would have been lower. These returns
also do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions
or the redemption of portfolio shares. Portfolio returns do not reflect the additional fees and
expenses imposed by the insurance company under the variable insurance product contract.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset
classes during the report period. Final performance
figures for the period are in the key below.

■ 0.59% **Three-Month U.S. Treasury Bills (T-Bills):** measures
short-term U.S. Treasury obligations

■ 3.93% **Lehman Brothers U.S. Aggregate Bond Index:**
measures the U.S. bond market

■ 11.76% **S&P 500® Index:** measures U.S. large-cap stocks

■ 17.88% **Russell 2000® Index:** measures U.S. small-cap stocks

□ 9.47% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-
cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower
performance. Indices are unmanaged, and you can not invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Schwab MarketTrack Growth Portfolio II

Performance as of 6/30/03

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with the S&P 500® Index, the Lehman Brothers U.S. Aggregate Bond Index and the Growth Composite Index.

- ■ Portfolio
- ■ S&P 500 Index
- ■ Lehman Brothers U.S. Aggregate Bond Index
- □ Growth Composite Index



| | 6 Months | 1 Year | 5 Years | Since Inception: 11/1/96 |

Performance of a $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in three indices: the S&P 500 Index, the Lehman Brothers U.S. Aggregate Bond Index and the Growth Composite Index.

- ■ $14,252 **Portfolio**
- ■ $15,294 **S&P 500 Index**
- ■ $16,532 **Lehman Brothers U.S. Aggregate Bond Index**
- □ $14,749 **Growth Composite Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal value changes, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance doesn't indicate future results. Results for the report period are not annualized.

[1] Portfolio returns reflect expense reductions by the portfolio's investment adviser (CSIM) and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. If those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. As of 6/30/03, the total number of funds in the Large-Cap, Small-Cap Blend, Foreign and Intermediate-Term Bond Fund categories for the six-month, one- and five-year periods was 1,393, 374, 935, 817; 1,322, 350, 890, 772; and 717, 197, 524, 479, respectively. Performance includes changes in price and reinvestment of dividends and capital gains.

Portfolio Facts as of 6/30/03

Top Holdings[1]

Security	% of Investments
❶ **Schwab Small-Cap Index Fund**® Select Shares®	20.1%
❷ **Schwab International Index Fund**® Select Shares	19.9%
❸ **Schwab Total Bond Market Fund**	15.0%
❹ **General Electric Co.**	1.3%
❺ **Microsoft Corp.**	1.2%
❻ **Pfizer, Inc.**	1.2%
❼ **Exxon Mobil Corp.**	1.1%
❽ **Wal-Mart Stores, Inc.**	1.0%
❾ **Citigroup, Inc.**	1.0%
❿ **Johnson & Johnson**	0.7%
Total	**62.5%**

Statistics

Number of Holdings	494
Median Market Cap ($ x 1,000,000)	$53,935
Price/Earnings Ratio (P/E)	26.3
Price/Book Ratio (P/B)	2.3
Income Ratio	1.6%
Portfolio Turnover Rate[2]	7%
Three-Year Beta	0.76
Expense Ratio[3]	0.50%

Asset Class Weightings

This chart shows the portfolio's asset class composition as of the report date.



- 39.6% **Large-Cap Stocks**
- 20.1% **Small-Cap Stocks**
- 19.9% **International Stocks**
- 15.0% **Bonds**
- 5.4% **Short-Term Investments**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

[2] Not annualized.

[3] Guaranteed by Schwab and the investment adviser through 4/30/04 (excluding interest, taxes and certain non-routine expenses). The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

Financial Statements

MarketTrack Growth Portfolio II

Financial Highlights

	1/1/03– 6/30/03*	1/1/02– 12/31/02	1/1/01– 12/31/01	1/1/00– 12/31/00	1/1/99– 12/31/99	1/1/98– 12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	10.75	12.99	14.81	15.84	14.24	12.95
Income or loss from investment operations:						
Net investment income	0.04	0.17	0.18	0.35	0.15	0.17
Net realized and unrealized gains or losses	1.05	(2.17)	(1.43)	(1.13)	2.63	1.52
Total income or loss from investment operations	1.09	(2.00)	(1.25)	(0.78)	2.78	1.69
Less distributions:						
Dividends from net investment income	–	(0.20)	(0.35)	(0.14)	(0.18)	(0.15)
Distributions from net realized gains	–	(0.04)	(0.22)	(0.11)	(1.00)	(0.25)
Total distributions	–	(0.24)	(0.57)	(0.25)	(1.18)	(0.40)
Net asset value at end of period	11.84	10.75	12.99	14.81	15.84	14.24
Total return (%)	10.14[1]	(15.44)	(8.40)	(4.82)	19.63	13.07
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets[2]	0.50[3]	0.50	0.50	0.55[4]	0.56	0.57
Ratio of gross operating expenses to average net assets	0.92[3]	1.00	0.82	0.83[4]	1.09	1.28
Ratio of net investment income to average net assets	0.76[3]	1.59	1.67	2.80	1.32	1.64
Portfolio turnover rate	7[1]	30	13	19	14	67
Net assets, end of period ($ x 1,000,000)	23	20	22	22	19	14

* Unaudited.

[1] Not annualized.

[2] The expense incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the port-folio from underlying funds is reduced by those expenses.

[3] Annualized.

[4] Would have been 0.56% and 0.84%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
55.0% **Other Investment Companies**	13,927	12,667
39.6% **Common Stock**	9,164	9,116
5.4% **Short-Term Investments**	1,259	1,259
100.0% **Total Investments**	**24,350**	**23,042**

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 39.6% of investments

Aerospace / Defense 0.6%

The Boeing Co. 838	29
Crane Co. 100	2
General Dynamics Corp. 200	15
Goodrich Corp. 100	2
Lockheed Martin Corp. 500	24
Northrop Grumman Corp. 214	18
Raytheon Co. 400	13
Rockwell Automation, Inc. 200	5
Rockwell Collins, Inc. 200	5
Textron, Inc. 100	4
United Technologies Corp. 450	32
	149

Air Transportation 0.1%

Delta Air Lines, Inc. 100	1
FedEx Corp. 300	19
Southwest Airlines Co. 800	14
	34

Security and Number of Shares	Mkt. Value ($ x 1,000)

Alcoholic Beverages 0.2%

Adolph Coors Co., Class B 100	5
Anheuser-Busch Cos., Inc. 900	46
Brown-Forman Corp., Class B 75	6
	57

Apparel 0.1%

• Jones Apparel Group, Inc. 100	3
Liz Claiborne, Inc. 100	4
Nike, Inc., Class B 300	16
• Reebok International Ltd. 100	3
VF Corp. 100	3
	29

Automotive Products / Motor Vehicles 0.4%

• Autonation, Inc. 300	5
Dana Corp. 100	1
Danaher Corp. 150	10
Delphi Corp. 579	5
Eaton Corp. 100	8
Ford Motor Co. 1,698	19
General Motors Corp. 600	22
Genuine Parts Co. 200	6
Goodyear Tire & Rubber Co. 100	–
Harley-Davidson, Inc. 300	12
• Navistar International Corp. 100	3
Visteon Corp. 104	1
	92

Banks 3.1%

AmSouth Bancorp. 350	8
Bank of America Corp. 1,519	120
The Bank of New York Co., Inc. 800	23
Bank One Corp. 1,172	44
BB&T Corp. 526	18
Comerica, Inc. 150	7
Fifth Third Bancorp 642	37
First Tennessee National Corp. 100	4
FleetBoston Financial Corp. 1,038	31
Golden West Financial Corp. 200	16

Security and Number of Shares	Mkt. Value ($ x 1,000)
Huntington Bancshares, Inc. 333	6
J.P. Morgan Chase & Co. 2,090	71
KeyCorp, Inc. 400	10
Marshall & Ilsley Corp. 200	6
Mellon Financial Corp. 400	11
National City Corp. 624	20
North Fork Bancorp., Inc. 200	7
Northern Trust Corp. 200	8
PNC Financial Services Group, Inc. 300	15
• Providian Financial Corp. 200	2
Regions Financial Corp. 200	7
SouthTrust Corp. 300	8
State Street Corp. 300	12
SunTrust Banks, Inc. 300	18
Synovus Financial Corp. 250	5
U.S. Bancorp 1,899	46
Union Planters Corp. 150	5
Wachovia Corp. 1,424	57
Wells Fargo & Co. 1,700	86
Zions Bancorp. 100	5
	713
Business Machines & Software 3.7%	
Adobe Systems, Inc. 200	6
• Apple Computer, Inc. 300	6
Autodesk, Inc. 200	3
• BMC Software, Inc. 200	3
• Cisco Systems, Inc. 7,200	120
• Compuware Corp. 400	2
• Comverse Technology, Inc. 100	2
• Dell Computer Corp. 2,600	83
• EMC Corp. 2,100	22
• Gateway, Inc. 200	1
Hewlett-Packard Co. 3,012	64
International Business Machines Corp. 1,750	144
• Lexmark International, Inc., Class A 100	7
❺ Microsoft Corp. 10,900	279
• NCR Corp. 100	3
• Network Appliance, Inc. 300	5
• Novell, Inc. 400	1

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Novellus Systems, Inc. 175	6
• Oracle Corp. 5,300	64
Pitney Bowes, Inc. 200	8
• Sun Microsystems, Inc. 3,000	14
• Unisys Corp. 200	3
• Xerox Corp. 700	7
	853
Business Services 1.6%	
• Allied Waste Industries, Inc. 100	1
• Apollo Group, Inc., Class A 200	12
Automatic Data Processing, Inc. 600	20
• Cendant Corp. 1,040	19
Cintas Corp. 132	5
• Citrix Systems, Inc. 100	2
Computer Associates International, Inc. 600	13
• Computer Sciences Corp. 200	8
• Concord EFS, Inc. 500	7
• Convergys Corp. 137	2
Deluxe Corp. 100	4
• eBay, Inc. 342	36
Electronic Data Systems Corp. 450	10
Equifax, Inc. 100	3
First Data Corp. 800	33
• Fiserv, Inc. 150	5
H&R Block, Inc. 200	9
Interpublic Group of Cos., Inc. 400	5
• Intuit, Inc. 244	11
• Mercury Interactive Corp. 100	4
Moody's Corp. 200	11
Omnicom Group, Inc. 200	14
• Parametric Technology Corp. 200	1
Paychex, Inc. 325	10
• PeopleSoft, Inc. 300	5
• QLogic Corp. 63	3
• Robert Half International, Inc. 100	2
• Siebel Systems, Inc. 400	4
• Sungard Data Systems, Inc. 261	7
• Symantec Corp. 200	9
• Thermo Electron Corp. 100	2
Tyco International Ltd. 1,960	37

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Veritas Software Corp. 400	11
Waste Management, Inc. 545	13
•Yahoo!, Inc. 600	20
	358
Chemical 0.8%	
3M Co. 375	49
Air Products & Chemicals, Inc. 200	8
Dow Chemical Co. 961	30
E.I. du Pont de Nemours & Co. 969	40
Eastman Chemical Co. 100	3
Ecolab, Inc. 200	5
•Hercules, Inc. 100	1
PPG Industries, Inc. 200	10
Praxair, Inc. 200	12
Rohm & Haas Co. 200	6
The Sherwin-Williams Co. 100	3
Sigma-Aldrich Corp. 100	6
	173
Construction 0.2%	
Centex Corp. 100	8
Fluor Corp. 100	3
KB Home Corp. 50	3
Masco Corp. 500	12
•McDermott International, Inc. 200	1
Pulte Homes, Inc. 50	3
The Stanley Works 100	3
Vulcan Materials Co. 100	4
	37
Consumer Durable 0.1%	
Black & Decker Corp. 100	4
Leggett & Platt, Inc. 200	4
Maytag Corp. 100	3
Whirlpool Corp. 100	6
	17
Consumer Non-durable 0.4%	
Darden Restaurants, Inc. 150	3
•Electronic Arts, Inc. 127	9
Fortune Brands, Inc. 150	8
Hasbro, Inc. 100	2
•International Game Technology 112	11

Security and Number of Shares	Mkt. Value ($ x 1,000)
Mattel, Inc. 400	8
McDonald's Corp. 1,300	29
Newell Rubbermaid, Inc. 300	8
•Starbucks Corp. 320	8
Tupperware Corp. 100	1
Wendy's International, Inc. 100	3
	90
Containers 0.1%	
Ball Corp. 100	5
Bemis Co. 100	5
•Pactiv Corp. 100	2
•Sealed Air Corp. 53	2
	14
Electronics 1.7%	
•ADC Telecommunications, Inc. 700	2
•Advanced Micro Devices, Inc. 400	3
•Agilent Technologies, Inc. 466	9
•Altera Corp. 364	6
•American Power Conversion Corp. 275	4
•Analog Devices, Inc. 400	14
Applied Biosystems Group — Applera Corp. 200	4
•Applied Materials, Inc. 1,600	25
•Applied Micro Circuits Corp. 221	1
•Broadcom Corp., Class A 255	6
•CIENA Corp. 300	2
Intel Corp. 6,800	141
ITT Industries, Inc. 100	7
•Jabil Circuit, Inc. 208	5
•JDS Uniphase Corp. 1,254	4
•KLA-Tencor Corp. 200	9
Linear Technology Corp. 300	10
•LSI Logic Corp. 400	3
•Lucent Technologies, Inc. 3,965	8
Maxim Integrated Products, Inc. 300	10
•Micron Technology, Inc. 500	6
Molex, Inc. 125	3
Motorola, Inc. 2,371	22
•National Semiconductor Corp. 100	2
•Nvidia Corp. 100	2
PerkinElmer, Inc. 68	1

Security and Number of Shares	Mkt. Value ($ x 1,000)
• PMC — Sierra, Inc. 100	1
• Power-One, Inc. 226	2
Qualcomm, Inc. 750	27
• Sanmina-SCI Corp. 500	3
• Solectron Corp. 700	3
Symbol Technologies, Inc. 139	2
• Tektronix, Inc. 100	2
• Tellabs, Inc. 300	2
• Teradyne, Inc. 200	3
Texas Instruments, Inc. 1,700	30
• Univision Communications, Inc., Class A 254	8
• Waters Corp. 100	3
• Xilinx, Inc. 300	8
	403
Energy: Raw Materials 0.5%	
Anadarko Petroleum Corp. 245	11
Apache Corp. 168	11
Baker Hughes, Inc. 331	11
• BJ Services Co. 200	8
Burlington Resources, Inc. 200	11
Devon Energy Corp. 200	11
EOG Resources, Inc. 82	3
Halliburton Co. 400	9
• Nabors Industries Ltd. 100	4
• Noble Corp. 100	3
Occidental Petroleum Corp. 400	13
• Rowan Cos., Inc. 100	2
Schlumberger Ltd. 600	29
	126
Food & Agriculture 1.9%	
Altria Group, Inc. 2,100	95
Archer-Daniels-Midland Co. 574	7
Campbell Soup Co. 400	10
The Coca-Cola Co. 2,500	116
Coca-Cola Enterprises, Inc. 400	7
ConAgra Foods, Inc. 500	12
General Mills, Inc. 350	17
H.J. Heinz Co. 300	10
Hershey Foods Corp. 150	10
Kellogg Co. 400	14
McCormick & Co., Inc. 100	3

Security and Number of Shares	Mkt. Value ($ x 1,000)
Monsanto Co. 214	5
The Pepsi Bottling Group, Inc. 252	5
PepsiCo, Inc. 1,730	77
Sara Lee Corp. 800	15
Supervalu, Inc. 100	2
Sysco Corp. 600	18
Wm. Wrigley Jr. Co. 200	11
	434
Gold 0.1%	
Newmont Mining Corp. 400	**13**
Healthcare / Drugs & Medicine 5.9%	
Abbott Laboratories 1,600	70
Allergan, Inc. 100	8
AmerisourceBergen Corp. 100	7
• Amgen, Inc. 1,320	88
• Anthem, Inc. 175	13
Bausch & Lomb, Inc. 100	4
Baxter International, Inc. 550	14
Becton Dickinson & Co. 300	12
• Biogen, Inc. 200	8
Biomet, Inc. 225	6
• Boston Scientific Corp. 414	25
Bristol-Myers Squibb Co. 2,000	54
C.R. Bard, Inc. 100	7
Cardinal Health, Inc. 475	31
• Chiron Corp. 200	9
Eli Lilly & Co. 1,200	83
• Forest Laboratories, Inc. 400	22
• Genzyme Corp. — General Division 200	8
• Guidant Corp. 300	13
HCA, Inc. 500	16
Health Management Associates, Inc., Class A 200	4
• Humana, Inc. 100	1
IMS Health, Inc. 200	4
⑩ Johnson & Johnson 3,076	159
• King Pharmaceuticals, Inc. 233	3
• Manor Care, Inc. 100	2
McKesson Corp. 274	10
• Medimmune, Inc. 300	11
Medtronic, Inc. 1,200	58

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Merck & Co., Inc. 2,300	139
❻ Pfizer, Inc. 8,109	277
• Quest Diagnostics 89	6
• Quintiles Transnational Corp. 100	1
Schering-Plough Corp. 1,400	26
• St. Jude Medical, Inc. 200	11
Stryker Corp. 182	13
• Tenet Healthcare Corp. 450	5
UnitedHealth Group, Inc. 600	30
• Watson Pharmaceuticals, Inc. 100	4
• WellPoint Health Networks, Inc. 150	13
Wyeth 1,400	64
• Zimmer Holdings, Inc. 200	9
	1,348

Household Products 1.0%

Alberto-Culver Co., Class B 100	5
Avon Products, Inc. 300	19
Clorox Co. 200	8
Colgate-Palmolive Co. 600	35
The Gillette Co. 1,100	35
International Flavors & Fragrances, Inc. 100	3
Procter & Gamble Co. 1,300	116
	221

Insurance 2.0%

ACE Ltd. 300	10
Aetna, Inc. 200	12
AFLAC, Inc. 500	15
The Allstate Corp. 700	25
AMBAC Financial Group, Inc. 123	8
American International Group, Inc. 2,696	149
AON Corp. 250	6
Chubb Corp. 200	12
CIGNA Corp. 200	9
Cincinnati Financial Corp. 150	6
Hartford Financial Services Group, Inc. 300	15
Jefferson-Pilot Corp. 175	7
John Hancock Financial Services, Inc. 249	8

Security and Number of Shares	Mkt. Value ($ x 1,000)
Lincoln National Corp. 200	7
Loews Corp. 200	9
Marsh & McLennan Cos., Inc. 600	31
MBIA, Inc. 150	7
Metlife, Inc. 740	21
MGIC Investment Corp. 100	5
Principal Financial Group, Inc. 331	11
The Progressive Corp. 215	16
Prudential Financial, Inc. 600	20
Safeco Corp. 100	4
St. Paul Cos., Inc. 200	7
Torchmark Corp. 100	4
Travelers Property Casualty Corp., Class B 998	16
UnumProvident Corp. 173	2
XL Capital Ltd., Class A 105	9
	451

Media 1.6%

• AOL Time Warner, Inc. 4,500	72
• Clear Channel Communications, Inc. 629	27
• Comcast Corp., Class A 2,376	72
Dow Jones & Co., Inc. 100	4
Gannett Co., Inc. 300	23
Knight-Ridder, Inc. 100	7
The McGraw-Hill Cos., Inc. 200	12
Meredith Corp. 100	4
• Monster Worldwide, Inc. 95	2
New York Times Co., Class A 200	9
R.R. Donnelley & Sons Co. 100	3
Tribune Co. 300	15
• Viacom, Inc., Class B 1,842	80
The Walt Disney Co. 2,100	42
	372

Miscellaneous Finance 2.9%

American Express Co. 1,300	54
The Bear Stearns Cos., Inc. 110	8
Capital One Financial Corp. 200	10
▪ The Charles Schwab Corp. 1,225	12
Charter One Financial, Inc. 220	7
❾ Citigroup, Inc. 5,207	223

Security and Number of Shares	Mkt. Value ($ x 1,000)
Countrywide Financial Corp. 100	7
Fannie Mae 1,000	67
Federated Investors, Inc., Class B 100	3
Franklin Resources, Inc. 300	12
Freddie Mac 700	35
Goldman Sachs Group, Inc. 487	41
Janus Capital Group, Inc. 200	3
Lehman Brothers Holdings, Inc. 250	17
MBNA Corp. 1,237	26
Merrill Lynch & Co., Inc. 950	44
Morgan Stanley 1,130	48
SLM Corp. 450	18
T. Rowe Price Group, Inc. 100	4
Washington Mutual, Inc. 950	39
	678

Non-Ferrous Metals 0.1%

Alcoa, Inc. 800	20
Engelhard Corp. 100	3
Freeport-McMoran Copper & Gold, Inc., Class B 100	2
•Phelps Dodge Corp. 100	4
	29

Oil: Domestic 0.3%

Amerada Hess Corp. 100	5
Ashland, Inc. 100	3
ConocoPhillips 710	39
Kerr-McGee Corp. 100	4
Marathon Oil Corp. 300	8
Sunoco, Inc. 100	4
•Transocean, Inc. 258	5
Unocal Corp. 200	6
	74

Oil: International 1.4%

ChevronTexaco Corp. 1,070	77
❼Exxon Mobil Corp. 6,920	249
	326

Optical & Photo 0.0%

Eastman Kodak Co. 300	**8**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Paper & Forest Products 0.3%	
Georgia-Pacific Corp. 226	4
International Paper Co. 470	17
Kimberly-Clark Corp. 500	26
•Louisiana-Pacific Corp. 100	1
MeadWestvaco Corp. 197	5
Temple-Inland, Inc. 100	4
Weyerhaeuser Co. 200	11
	68

Producer Goods & Manufacturing 2.0%

•American Standard Cos., Inc. 100	7
Avery Dennison Corp. 100	5
Caterpillar, Inc. 400	22
Cooper Industries Ltd., Class A 100	4
•Corning, Inc. 1,300	10
Deere & Co. 200	9
Dover Corp. 200	6
Emerson Electric Co. 400	20
❹General Electric Co. 10,200	293
Honeywell International, Inc. 887	24
Illinois Tool Works, Inc. 300	20
Ingersoll-Rand Co., Class A 200	10
Johnson Controls, Inc. 100	9
•Millipore Corp. 100	4
Pall Corp. 100	2
Parker Hannifin Corp. 100	4
W.W. Grainger, Inc. 100	5
	454

Railroad & Shipping 0.2%

Burlington Northern Santa Fe Corp. 400	11
CSX Corp. 200	6
Norfolk Southern Corp. 400	8
Union Pacific Corp. 245	14
	39

Real Property 0.2%

Apartment Investment & Management Co., Class A 100	3
Equity Office Properties Trust 400	11
Equity Residential 300	8

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Plum Creek Timber Co., Inc. 200	5
Simon Property Group, Inc. 200	8
	35
Retail 2.8%	
Albertson's, Inc. 400	8
• AutoZone, Inc. 100	8
• Bed, Bath & Beyond, Inc. 300	12
• Best Buy Co., Inc. 300	13
• Big Lots, Inc. 88	1
Circuit City Stores, Inc. 200	2
• Costco Wholesale Corp. 500	18
CVS Corp. 390	11
Dillards, Inc., Class A 100	1
Dollar General Corp. 395	7
Family Dollar Stores, Inc. 200	8
• Federated Department Stores, Inc. 200	7
The Gap, Inc. 937	18
Home Depot, Inc. 2,400	80
J.C. Penney Co., Inc. Holding Co. 200	3
• Kohl's Corp. 350	18
• Kroger Co. 700	12
Limited Brands, Inc. 500	8
Lowe's Cos., Inc. 800	34
The May Department Stores Co. 250	6
Nordstrom, Inc. 100	2
• Office Depot, Inc. 200	3
RadioShack Corp. 100	3
• Safeway, Inc. 500	10
Sears, Roebuck & Co. 300	10
• Staples, Inc. 500	9
Target Corp. 900	34
Tiffany & Co. 150	5
TJX Cos., Inc. 600	11
• Toys 'R' Us, Inc. 200	2
❽ Wal-Mart Stores, Inc. 4,440	238
Walgreen Co. 1,000	30
Winn-Dixie Stores, Inc. 100	1
• Yum! Brands, Inc. 320	10
	643

Security and Number of Shares	Mkt. Value ($ x 1,000)
Steel 0.0%	
Allegheny Technologies, Inc. 100	1
Nucor Corp. 100	5
United States Steel Corp. 100	1
	7
Telephone 1.5%	
Alltel Corp. 300	14
AT&T Corp. 735	14
• AT&T Wireless Services, Inc. 2,530	21
• Avaya, Inc. 388	3
BellSouth Corp. 1,900	51
CenturyTel, Inc. 150	5
• Citizens Communications Co. 208	3
• Nextel Communications, Inc., Class A 1,000	18
• Qwest Communications International, Inc. 1,527	7
SBC Communications, Inc. 3,381	86
Scientific-Atlanta, Inc. 100	2
Sprint Corp. (FON Group) 800	12
• Sprint Corp. (PCS Group) 800	5
Verizon Communications, Inc. 2,788	110
	351
Tobacco 0.0%	
R.J. Reynolds Tobacco Holdings, Inc. 100	4
UST, Inc. 200	7
	11
Travel & Recreation 0.2%	
Brunswick Corp. 100	2
Carnival Corp. 600	20
• Harrah's Entertainment, Inc. 100	4
Hilton Hotels Corp. 400	5
Marriott International, Inc., Class A 200	8
Sabre Holdings Corp. 172	4
Starwood Hotels & Resorts Worldwide, Inc. 200	6
	49

Security and Number of Shares	Mkt. Value ($ x 1,000)
Trucking & Freight 0.4%	
Paccar, Inc. 150	10
United Parcel Service, Inc., Class B 1,197	76
	86
Utilities: Electric & Gas 1.2%	
• The AES Corp. 400	2
Allegheny Energy, Inc. 78	1
Ameren Corp. 200	9
American Electric Power Co., Inc. 360	11
• Calpine Corp. 200	1
Centerpoint Energy, Inc. 200	2
Cinergy Corp. 200	7
CMS Energy Corp. 300	2
Consolidated Edison, Inc. 200	9
Constellation Energy Group, Inc. 200	7
Dominion Resources, Inc. 346	22
DTE Energy Co. 200	8
Duke Energy Corp. 900	18
Dynegy, Inc., Class A 300	1
• Edison International 400	7
El Paso Corp. 446	4
Entergy Corp. 200	11
Exelon Corp. 387	23
FirstEnergy Corp. 266	10
FPL Group, Inc. 200	13
KeySpan Corp. 200	7
Kinder Morgan, Inc. 181	10
• Mirant Corp. 438	1
NiSource, Inc. 357	7
• PG&E Corp. 400	8
Pinnacle West Capital Corp. 100	4
PPL Corp. 200	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
Progress Energy, Inc. 227	10
Public Service Enterprise Group, Inc. 200	8
Sempra Energy 185	5
The Southern Co. 700	22
TECO Energy, Inc. 100	1
TXU Corp. 250	6
Williams Cos., Inc. 400	3
Xcel Energy, Inc. 355	5
	274

Other Investment Companies
55.0% of investments

▪❷ Schwab International Index Fund®, Select Shares® 405,624	4,584
▪❶ Schwab Small-Cap Index Fund®, Select Shares 297,578	4,639
▪❸ Schwab Total Bond Market Fund 326,474	3,444
	12,667

Short-Term Investments
5.4% of investments

▪ Schwab Value Advantage Money Fund®, Investor Shares 577,209	577

Security Rate, Maturity Date	Face Value ($ x 1,000)	
Bank of America, London Time Deposit 0.61%, 07/01/03	360	360
Bank One, Grand Cayman Time Deposit 0.61%, 07/01/03	322	322
		1,259

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$23,042
Receivables:	
Fund shares sold	31
Dividends	+ 12
Total assets	**23,085**

Liabilities

Payables:	
Investments bought	258
Accrued expenses	+ 41
Total liabilities	**299**

Net Assets

Total assets	23,085
Total liabilities	− 299
Net assets	**$22,786**

Net Assets by Source

Capital received from investors	24,526
Net investment income not yet distributed	411
Net realized capital losses	(843)
Net unrealized capital losses	(1,308)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$22,786		1,925		$11.84

The fund paid $24,350 for these securities. Not counting short-term obligations and government securities, the fund paid $1,912 for securities during the report period and received $1,374 from securities it sold or that matured.

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds

Small-Cap Index Fund®	0.2%
International Index Fund®	0.4%

Schwab Bond Funds

Total Bond Market Fund	0.3%

Schwab Money Funds

Value Advantage Money Fund®	Less than 0.1%

Federal Tax Data

Portfolio Cost	$24,619

Net unrealized gains and losses:

Gains	$2,249
Losses	+ (3,826)
	($1,577)

As of December 31, 2002:

Undistributed earnings:

Ordinary income	$333
Long-term capital gains	$−

Unused capital losses:

Expires 12/31 of:	Loss amount
2010	$445

Statement of
Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income

Dividends		$128
Interest	+	2
Total investment income		**130**

Net Realized Gains and Losses

Net realized gains on investments sold	**104**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**1,894**

Expenses

Investment adviser and administrator fees		45
Trustees' fees		5
Custodian fees		15
Portfolio accounting fees		2
Professional fees		15
Shareholder reports		11
Other expenses	+	2
Total expenses		95
Expense reduction	−	43
Net expenses		**52**

Increase in Net Assets From Operations

Total investment income		130
Net expenses	−	52
Net investment income		**78**
Net realized gains		104
Net unrealized gains	+	1,894
Increase in net assets from operations		**$2,076**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $1,998.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		1/1/03-6/30/03	1/1/02-12/31/02
Net investment income		$78	$334
Net realized gains or losses		104	(613)
Net unrealized gains or losses	+	1,894	(3,273)
Increase or decrease in net assets from operations		**2,076**	**(3,552)**

Distributions Paid

Dividends from net investment income		–	362
Distributions from net realized gains	+	–	68
Total distributions paid		**$–**	**$430**

The tax-basis components of distributions paid for the prior period are:

Ordinary income	$362
Long-term capital gains	$68

Transactions in Fund Shares

		1/1/03–6/30/03		1/1/02–12/31/02	
		QUANTITY	VALUE	QUANTITY	VALUE
Shares sold		268	$2,975	601	$7,062
Shares reinvested		–	–	40	430
Shares redeemed	+	(237)	(2,616)	(464)	(5,452)
Net transactions in Fund Shares		**31**	**$359**	**177**	**$2,040**

Shares Outstanding and Net Assets

		1/1/03–6/30/03		1/1/02–12/31/02	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		1,894	$20,351	1,717	$22,293
Total increase or decrease	+	31	2,435	177	(1,942)
End of period		**1,925**	**$22,786**	**1,894**	**$20,351**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $411 and $333 at the end of the current period and the prior period, respectively.

Financial Notes unaudited

Business Structure of the Funds

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund operations

Most of the fund's investments are described earlier in this report. However, there are certain other investments and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Trust and Its Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The funds discussed in this report are highlighted.

Schwab Annuity Portfolios
organized January 21, 1994

Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through its trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. During the report period, the trust had custodian overdraft facilities and line of credit arrangements of $150 million, $100 million and $150 million with PNC Bank, N.A., Bank of America, N.A. and The Bank of New York, respectively. The fund pays interest on the amounts it borrows at rates that are negotiated periodically.

The fund pays fees for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in the fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is selected by its investment process.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with their vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in its portfolio every business day. The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Underlying funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

charles SCHWAB

Large Blend

Schwab S&P 500 Portfolio

Large-Cap

For period ending June 30, 2003

Inception Date: November 1, 1996

Management's Discussion   for the six months ended June 30, 2003



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the portfolio. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

The Economy

The war in Iraq dominated headlines, although it was not the only factor affecting the economy. As the report period began, the nation's focus was divided between fundamental economic issues and concerns over the looming war with Iraq. Once the war arrived, attention focused on Iraq and the progress of political and military actions. However, as intensive military action drew to a close, the nation's level of concern over war-related uncertainty declined, and its focus shifted back to fundamental economic issues.

One reflection of this pattern of changing concerns over the war was the price of oil. Leading up to the war, oil prices continued to ratchet up to nearly $40 a barrel. But the price quickly dropped to around $30 a barrel when it began to appear that the major fighting would not last long.

The economy that Americans found at the end of the war was not much different than it had been during the period before the war. Gross Domestic Product was positive but weak, while joblessness edged up to 6.4% by the end of the report period. Consumer spending remained strong, helped in part by widespread discounts and depressed prices in most sectors (aside from healthcare and oil). But discounted prices for consumers translated into thin profits for companies, and business capital spending remained minimal. A 0.25% interest rate cut in June 2003 showed the Federal Reserve continuing to apply economic stimulus; the president and Congress contributed by enacting new fiscal and tax policies.

The Market

Most types of stocks posted gains for the period, with small-cap growth stocks leading the way. Positive returns were welcome news after prior declines. However, the volatility that has characterized the market in recent years continued throughout the period.

The strongest month of the period for stocks was April 2003, which saw the market rise as the military action in Iraq ended and as the first corporate earnings reports for 2002 appeared to indicate some improvement over the disappointing earnings of 2001. Another factor that we believe may have helped lift the market during the period was the increasing possibility of a dividend tax cut, which was then enacted during May.

Stock prices during the period appeared to generally reflect companies' established earning power, although anticipated future earnings began to drive returns in some sectors.

Looking at stock prices during the period, it appeared that investors were reluctant to give much consideration to projections of future earnings (which may or may not turn out to be accurate) when deciding how much they were willing to pay for a stock. In our view, this was a sign of lingering skepticism among investors towards earnings projections, whether those projections came from corporate management or from analysts.

The Portfolio

The portfolio's total return was similar to that of its benchmark, the S&P 500® Index, which was up 11.76% for the period. During the period, five companies were dropped from the S&P 500® Index and replaced by others. Being added to or dropped from the S&P 500 often has an immediate effect on a stock's price. We adjusted the portfolio's holdings to track these five changes, but sought to manage our transactions to avoid buying at highs and selling at lows while still avoiding the risk of missing out on exposure to market gains.

Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Index figures are not annualized.

The views expressed here are those of fund management only. Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 0.59% **Three-Month U.S. Treasury Bills (T-Bills):** measures short-term U.S. Treasury obligations

- ■ 3.93% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market

- ■ 11.76% **S&P 500® Index:** measures U.S. large-cap stocks

- ■ 17.88% **Russell 2000® Index:** measures U.S. small-cap stocks

- ☐ 9.47% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you can not invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Schwab S&P 500 Portfolio

Performance as of 6/30/03

This bar chart compares pre-tax performance of the portfolio with the S&P 500® Index and the Morningstar Large-Cap Blend Fund category.

■ **Portfolio**
■ **S&P 500 Index**
■ **Category Average**



	6 Months	1 Year	5 Years	Since Inception: 11/1/96
Portfolio	11.53%	-0.21%	-1.96%	6.08%
S&P 500 Index	11.76%	0.25%	-1.61%	6.58%
Category Average	10.57%	-1.58%	-3.08%	n/a

Performance of a $10,000 Investment[2,3]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in the S&P 500 Index.

■ **$14,824 Portfolio**
■ **$15,294 S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal value changes, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance doesn't indicate future results. Results for the report period are not annualized.

[1] Portfolio returns reflect expense reductions by the portfolio's investment adviser (CSIM) and Schwab. Without these reductions, the portfolio's returns would have been lower. Portfolio returns do not reflect the additional fees and expenses imposed by the insurance company under the variable insurance product contract. if those contract fees and expenses were included, the returns would be less than those shown. Please refer to the variable insurance product prospectus for a complete listing of these expenses.

[2] The S&P 500 Index includes the common stocks of 500 leading U.S. publicly traded companies from a broad range of industries. Standard & Poor's , the company that maintains the index, uses a variety of measures to determine which stocks are listed in the index. Each stock is represented in proportion to its total market value.

[3] Source: Morningstar, Inc. As of 6/30/03, the total number of sub-accounts in the large-Blend Annuity category for the six-month, one- and five-year periods was 2,495, 2,418, and 1,594, respectively.

Portfolio Facts as of 6/30/03

Top Holdings[1]

Security	% of Investments
❶ General Electric Co.	3.1%
❷ Microsoft Corp.	3.0%
❸ Pfizer, Inc.	2.9%
❹ Exxon Mobil Corp.	2.6%
❺ Wal-Mart Stores, Inc.	2.5%
❻ Citigroup, Inc.	2.4%
❼ Johnson & Johnson	1.6%
❽ American International Group, Inc.	1.5%
❾ International Business Machines Corp.	1.5%
❿ Intel Corp.	1.5%
Total	**22.6%**

Statistics

Number of Holdings	502
Weighted Average Market Cap ($ x 1,000,000)	$84,817
Price/Earnings Ratio (P/E)	21.7
Price/Book Ratio (P/B)	3.0
Income Ratio	1.33
Portfolio Turnover Rate[2]	2%
Three-Year Beta	1.00
Expense Ratio[3]	0.28%

Industry Weightings

This chart shows the portfolio's industry composition as of the report date.



- 14.1% **Healthcare / Drugs & Medicine**
- 9.1% **Business Machines & Software**
- 7.5% **Banks**
- 7.3% **Miscellaneous Finance**
- 6.8% **Retail**
- 4.8% **Producer Goods & Manufacturing**
- 4.8% **Insurance**
- 4.7% **Food & Agriculture**
- 4.4% **Electronics**
- 36.5% **Other**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

[2] Not annualized.

[3] Guaranteed by Schwab and the investment adviser through 4/30/04 (excluding interest, taxes and certain non-routine expenses).

Financial Statements

S&P 500 Portfolio

Financial Highlights

Investor Shares	1/1/03–6/30/03*	1/1/02–12/31/02	1/1/01–12/31/01	1/1/00–12/31/00	1/1/99–12/31/99	1/1/98–12/31/98
Per-Share Data ($)						
Net asset value at beginning of period	12.66	16.54	19.02	21.26	17.78	13.94
Income or loss from investment operations:						
Net investment income	0.08	0.19	0.15	0.18	0.16	0.13
Net realized and unrealized gains or losses	1.38	(3.90)	(2.46)	(2.17)	3.47	3.78
Total income or loss from investment operations	1.46	(3.71)	(2.31)	(1.99)	3.63	3.91
Less distributions:						
Dividends from net investment income	–	(0.17)	(0.17)	(0.19)	(0.14)	(0.06)
Distributions from net realized gains	–	–	–	(0.06)	(0.01)	(0.01)
Total distributions	–	(0.17)	(0.17)	(0.25)	(0.15)	(0.07)
Net asset value at end of period	14.12	12.66	16.54	19.02	21.26	17.78
Total return (%)	11.53[1]	(22.43)	(12.16)	(9.34)	20.47	28.06
Ratios/Supplemental Data (%)						
Ratio of net operating expenses to average net assets	0.28[2]	0.28	0.28	0.28[3]	0.28	0.28
Ratio of gross operating expenses to average net assets	0.34[2]	0.35	0.33	0.30[3]	0.34	0.55
Ratio of net investment income to average net assets	1.49[2]	1.33	1.09	0.99	1.14	1.52
Portfolio turnover rate	2[1]	11	5	10	7	7
Net assets, end of period ($ x 1,000,000)	115	98	128	126	130	84

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] Would have been 0.29% and 0.31%, respectively, if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of June 30, 2003, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
96.5% **Common Stock**	115,418	110,797
3.2% **Short-Term Investment**	3,700	3,700
0.3% **U.S. Treasury Obligations**	364	364
100.0% **Total Investments**	**119,482**	**114,861**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 96.5% of investments	
Aerospace / Defense 1.6%	
The Boeing Co. 10,396	357
Crane Co. 700	16
General Dynamics Corp. 2,500	181
Goodrich Corp. 1,500	32
Lockheed Martin Corp. 5,700	271
Northrop Grumman Corp. 2,257	195
Raytheon Co. 5,100	167
Rockwell Automation, Inc. 2,200	52
Rockwell Collins, Inc. 2,100	52
Textron, Inc. 1,700	66
United Technologies Corp. 5,700	404
	1,793
Air Transportation 0.4%	
Delta Air Lines, Inc. 1,400	21
FedEx Corp. 3,620	225
Southwest Airlines Co. 9,618	165
	411

Security and Number of Shares	Mkt. Value ($ x 1,000)
Alcoholic Beverages 0.5%	
Adolph Coors Co., Class B 400	20
Anheuser-Busch Cos., Inc. 10,200	521
Brown-Forman Corp., Class B 702	55
	596
Apparel 0.3%	
• Jones Apparel Group, Inc. 1,600	47
Liz Claiborne, Inc. 1,200	42
Nike, Inc., Class B 3,200	171
• Reebok International Ltd. 600	20
VF Corp. 1,200	41
	321
Automotive Products / Motor Vehicles 1.0%	
• Autonation, Inc. 3,700	58
Cooper Tire & Rubber Co. 700	12
Cummins, Inc. 500	18
Dana Corp. 1,878	22
Danaher Corp. 2,000	136
Delphi Corp. 6,363	55
Eaton Corp. 900	71
Ford Motor Co. 22,552	248
General Motors Corp. 7,000	252
Genuine Parts Co. 2,000	64
Goodyear Tire & Rubber Co. 1,900	10
Harley-Davidson, Inc. 3,800	151
• Navistar International Corp. 800	26
Visteon Corp. 1,584	11
	1,134
Banks 7.5%	
AmSouth Bancorp. 4,350	95
Bank of America Corp. 18,412	1,455
The Bank of New York Co., Inc. 9,500	273
Bank One Corp. 14,006	521
BB&T Corp. 5,700	195
Comerica, Inc. 2,150	100
Fifth Third Bancorp 7,005	402
First Tennessee National Corp. 1,500	66
FleetBoston Financial Corp. 12,991	386
Golden West Financial Corp. 2,100	168
Huntington Bancshares, Inc. 2,956	58

Security and Number of Shares	Mkt. Value ($ x 1,000)
J.P. Morgan Chase & Co. 25,010	855
KeyCorp, Inc. 5,300	134
Marshall & Ilsley Corp. 2,878	88
Mellon Financial Corp. 5,300	147
National City Corp. 7,600	249
North Fork Bancorp., Inc. 2,000	68
Northern Trust Corp. 2,700	113
PNC Financial Services Group, Inc. 3,400	166
• Providian Financial Corp. 3,400	31
Regions Financial Corp. 2,700	91
SouthTrust Corp. 4,100	111
State Street Corp. 4,000	158
SunTrust Banks, Inc. 3,600	214
Synovus Financial Corp. 3,600	77
U.S. Bancorp 23,630	579
Union Planters Corp. 2,400	74
Wachovia Corp. 16,644	665
Wells Fargo & Co. 20,599	1,038
Zions Bancorp. 1,200	61
	8,638
Business Machines & Software 9.1%	
Adobe Systems, Inc. 2,800	90
• Apple Computer, Inc. 4,300	82
Autodesk, Inc. 1,200	19
• BMC Software, Inc. 2,900	47
• Cisco Systems, Inc. 86,600	1,445
• Compuware Corp. 4,300	25
• Comverse Technology, Inc. 2,100	32
• Dell Computer Corp. 31,600	1,010
• EMC Corp. 26,912	282
• Gateway, Inc. 3,600	13
Hewlett-Packard Co. 37,537	799
❾ International Business Machines Corp. 21,300	1,757
• Lexmark International, Inc., Class A 1,600	113
▲❷ Microsoft Corp. 132,400	3,391
• NCR Corp. 1,200	31
• Network Appliance, Inc. 3,900	63
• Novell, Inc. 3,500	11
• Novellus Systems, Inc. 1,800	66

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Oracle Corp. 64,400	774
Pitney Bowes, Inc. 2,800	108
• Sun Microsystems, Inc. 39,700	183
• Unisys Corp. 3,900	48
• Xerox Corp. 9,600	102
	10,491
Business Services 3.8%	
• Allied Waste Industries, Inc. 2,300	23
• Apollo Group, Inc., Class A 2,100	130
Automatic Data Processing, Inc. 7,400	251
• Cendant Corp. 12,602	231
Cintas Corp. 2,092	74
• Citrix Systems, Inc. 2,100	43
Computer Associates International, Inc. 7,000	156
• Computer Sciences Corp. 2,300	88
• Concord EFS, Inc. 6,000	88
• Convergys Corp. 2,054	33
Deluxe Corp. 800	36
• eBay, Inc. 4,097	427
Electronic Data Systems Corp. 5,900	127
Equifax, Inc. 1,800	47
First Data Corp. 9,200	381
• Fiserv, Inc. 2,300	82
H&R Block, Inc. 2,200	95
Interpublic Group of Cos., Inc. 4,500	60
• Intuit, Inc. 2,420	108
• Mercury Interactive Corp. 1,200	46
Moody's Corp. 1,900	100
Omnicom Group, Inc. 2,500	179
• Parametric Technology Corp. 2,700	8
Paychex, Inc. 4,650	136
• PeopleSoft, Inc. 3,700	65
• QLogic Corp. 1,195	58
• Robert Half International, Inc. 2,200	42
• Siebel Systems, Inc. 5,600	53
• Sungard Data Systems, Inc. 3,331	86
• Symantec Corp. 1,899	83

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Thermo Electron Corp. 2,000	42
Tyco International Ltd. 24,519	465
• Veritas Software Corp. 5,200	149
Waste Management, Inc. 7,357	177
• Yahoo!, Inc. 7,500	246
	4,415
Chemical 1.9%	
3M Co. 5,000	645
Air Products & Chemicals, Inc. 2,800	117
Dow Chemical Co. 11,255	348
E.I. du Pont de Nemours & Co. 12,254	510
Eastman Chemical Co. 1,000	32
Ecolab, Inc. 3,300	85
Great Lakes Chemical Corp. 500	10
• Hercules, Inc. 1,100	11
PPG Industries, Inc. 2,100	107
Praxair, Inc. 2,100	126
Rohm & Haas Co. 2,605	81
The Sherwin-Williams Co. 1,800	48
Sigma-Aldrich Corp. 800	43
	2,163
Construction 0.3%	
Centex Corp. 800	62
Fluor Corp. 900	30
KB Home Corp. 700	44
Masco Corp. 5,700	136
• McDermott International, Inc. 1,200	8
Pulte Homes, Inc. 700	43
The Stanley Works 900	25
Vulcan Materials Co. 1,300	48
	396
Consumer Durable 0.2%	
Black & Decker Corp. 900	39
Leggett & Platt, Inc. 2,300	47
Maytag Corp. 1,000	25
Whirlpool Corp. 900	57
	168

Security and Number of Shares	Mkt. Value ($ x 1,000)
Consumer Non-durable 1.0%	
• American Greetings Corp., Class A 700	14
Darden Restaurants, Inc. 1,950	37
• Electronic Arts, Inc. 1,829	135
Fortune Brands, Inc. 1,800	94
Hasbro, Inc. 2,225	39
• International Game Technology 1,200	123
Mattel, Inc. 5,300	100
McDonald's Corp. 15,700	346
Newell Rubbermaid, Inc. 3,424	96
• Starbucks Corp. 4,660	114
Tupperware Corp. 700	10
Wendy's International, Inc. 1,300	38
	1,146
Containers 0.1%	
Ball Corp. 600	27
Bemis Co. 700	33
• Pactiv Corp. 2,000	40
• Sealed Air Corp. 1,014	48
	148
Electronics 4.4%	
• ADC Telecommunications, Inc. 8,700	20
• Advanced Micro Devices, Inc. 4,200	27
• Agilent Technologies, Inc. 5,837	114
• Altera Corp. 4,680	77
• American Power Conversion Corp. 2,325	36
• Analog Devices, Inc. 4,400	153
• Andrew Corp. 1,250	12
Applied Biosystems Group — Applera Corp. 2,600	50
• Applied Materials, Inc. 20,400	324
• Applied Micro Circuits Corp. 3,382	20
• Broadcom Corp., Class A 3,500	87
• CIENA Corp. 5,100	26
⑩ Intel Corp. 80,600	1,675
ITT Industries, Inc. 1,100	72

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Jabil Circuit, Inc. 2,227	49
• JDS Uniphase Corp. 17,655	62
• KLA-Tencor Corp. 2,500	116
Linear Technology Corp. 3,800	122
• LSI Logic Corp. 4,200	30
• Lucent Technologies, Inc. 49,095	100
Maxim Integrated Products, Inc. 4,100	140
• Micron Technology, Inc. 7,100	83
Molex, Inc. 2,300	62
Motorola, Inc. 28,505	269
• National Semiconductor Corp. 2,200	43
• Nvidia Corp. 1,800	41
PerkinElmer, Inc. 1,400	19
• PMC — Sierra, Inc. 1,900	22
• Power-One, Inc. 800	6
Qualcomm, Inc. 9,800	350
• Sanmina-SCI Corp. 6,100	39
• Solectron Corp. 10,000	37
Symbol Technologies, Inc. 2,652	35
• Tektronix, Inc. 1,100	24
• Tellabs, Inc. 4,800	32
• Teradyne, Inc. 2,100	36
Texas Instruments, Inc. 21,300	375
• Thomas & Betts Corp. 600	9
• Univision Communications, Inc., Class A 2,695	82
• Waters Corp. 1,500	44
• Xilinx, Inc. 4,000	101
	5,021
Energy: Raw Materials 1.4%	
Anadarko Petroleum Corp. 3,137	139
Apache Corp. 1,942	126
Baker Hughes, Inc. 4,180	140
• BJ Services Co. 1,900	71
Burlington Resources, Inc. 2,452	133
Devon Energy Corp. 2,800	149
EOG Resources, Inc. 1,407	59
Halliburton Co. 5,200	120
• Nabors Industries Ltd. 1,800	71
• Noble Corp. 1,600	55

Security and Number of Shares	Mkt. Value ($ x 1,000)
Occidental Petroleum Corp. 4,700	158
• Rowan Cos., Inc. 1,100	25
Schlumberger Ltd. 7,300	347
	1,593
Food & Agriculture 4.7%	
Altria Group, Inc. 24,900	1,131
Archer-Daniels-Midland Co. 7,800	100
Campbell Soup Co. 5,000	123
The Coca-Cola Co. 30,300	1,406
Coca-Cola Enterprises, Inc. 5,600	102
ConAgra Foods, Inc. 6,700	158
General Mills, Inc. 4,700	223
H.J. Heinz Co. 4,200	139
Hershey Foods Corp. 1,700	118
Kellogg Co. 5,100	175
McCormick & Co., Inc. 1,600	44
Monsanto Co. 3,025	65
The Pepsi Bottling Group, Inc. 3,402	68
PepsiCo, Inc. 21,180	943
Sara Lee Corp. 9,600	181
Supervalu, Inc. 1,700	36
Sysco Corp. 8,100	243
Wm. Wrigley Jr. Co. 2,700	152
	5,407
Gold 0.1%	
Newmont Mining Corp. 4,986	**162**
Healthcare / Drugs & Medicine 14.1%	
Abbott Laboratories 19,200	840
Allergan, Inc. 1,800	139
AmerisourceBergen Corp. 1,400	97
• Amgen, Inc. 15,504	1,030
• Anthem, Inc. 1,701	131
Bausch & Lomb, Inc. 600	22
Baxter International, Inc. 7,400	192
Becton Dickinson & Co. 3,200	124
• Biogen, Inc. 1,800	68
Biomet, Inc. 3,125	90
• Boston Scientific Corp. 5,000	305
Bristol-Myers Squibb Co. 23,800	646

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
C.R. Bard, Inc. 700	50
Cardinal Health, Inc. 5,475	352
•Chiron Corp. 2,300	101
Eli Lilly & Co. 13,800	952
•Forest Laboratories, Inc. 4,600	252
•Genzyme Corp. — General Division 2,800	117
•Guidant Corp. 3,900	173
HCA, Inc. 6,400	205
Health Management Associates, Inc., Class A 2,800	52
•Humana, Inc. 2,100	32
IMS Health, Inc. 2,800	50
❼ Johnson & Johnson 36,548	1,890
•King Pharmaceuticals, Inc. 2,866	42
•Manor Care, Inc. 1,100	27
McKesson Corp. 3,506	125
•Medimmune, Inc. 3,000	109
Medtronic, Inc. 15,000	720
Merck & Co., Inc. 27,600	1,671
▲❸ Pfizer, Inc. 97,389	3,326
•Quest Diagnostics 1,380	88
•Quintiles Transnational Corp. 1,200	17
Schering-Plough Corp. 18,100	337
•St. Jude Medical, Inc. 2,400	138
Stryker Corp. 2,635	183
•Tenet Healthcare Corp. 5,800	68
UnitedHealth Group, Inc. 7,400	372
•Watson Pharmaceuticals, Inc. 1,300	52
•WellPoint Health Networks, Inc. 1,800	152
Wyeth 16,400	747
•Zimmer Holdings, Inc. 2,500	113
	16,197

Household Products 2.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Alberto-Culver Co., Class B 800	41
Avon Products, Inc. 2,900	180
Clorox Co. 2,600	111
Colgate-Palmolive Co. 6,800	394
The Gillette Co. 12,600	402
International Flavors & Fragrances, Inc. 1,200	38
Procter & Gamble Co. 16,100	1,436
	2,602

Insurance 4.8%

Security and Number of Shares	Mkt. Value ($ x 1,000)
ACE Ltd. 3,300	113
Aetna, Inc. 1,900	114
AFLAC, Inc. 6,400	197
The Allstate Corp. 8,700	310
AMBAC Financial Group, Inc. 1,392	92
❽ American International Group, Inc. 32,248	1,779
AON Corp. 3,650	88
Chubb Corp. 2,400	144
CIGNA Corp. 1,800	85
Cincinnati Financial Corp. 1,900	71
Hartford Financial Services Group, Inc. 3,600	181
Jefferson-Pilot Corp. 1,650	68
John Hancock Financial Services, Inc. 3,421	105
Lincoln National Corp. 2,100	75
Loews Corp. 2,300	109
Marsh & McLennan Cos., Inc. 6,700	342
MBIA, Inc. 1,950	95
Metlife, Inc. 9,367	265
MGIC Investment Corp. 1,200	56
Principal Financial Group, Inc. 3,974	128
The Progressive Corp. 2,700	197
Prudential Financial, Inc. 6,800	229
Safeco Corp. 1,700	60
St. Paul Cos., Inc. 2,738	100
Torchmark Corp. 1,500	56
Travelers Property Casualty Corp., Class B 12,425	196
UnumProvident Corp. 3,476	47
XL Capital Ltd., Class A 1,900	158
	5,460

Media 3.8%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•AOL Time Warner, Inc. 55,250	889
•Clear Channel Communications, Inc. 7,676	325
•Comcast Corp., Class A 27,659	835
Dow Jones & Co., Inc. 900	39
Gannett Co., Inc. 3,300	253
Knight-Ridder, Inc. 1,000	69

Security and Number of Shares	Mkt. Value ($ x 1,000)
The McGraw-Hill Cos., Inc. 2,300	143
Meredith Corp. 500	22
• Monster Worldwide, Inc. 1,344	26
New York Times Co., Class A 1,800	82
R.R. Donnelley & Sons Co. 1,400	37
Tribune Co. 3,900	188
• Viacom, Inc., Class B 21,581	942
The Walt Disney Co. 25,100	496
	4,346
Miscellaneous Finance 7.3%	
American Express Co. 16,000	669
The Bear Stearns Cos., Inc. 1,312	95
Capital One Financial Corp. 2,700	133
▮ The Charles Schwab Corp. 16,742	169
Charter One Financial, Inc. 2,745	85
▲❻ Citigroup, Inc. 63,536	2,719
Countrywide Financial Corp. 1,800	125
Fannie Mae 12,100	816
Federated Investors, Inc., Class B 1,300	36
Franklin Resources, Inc. 3,000	117
Freddie Mac 8,600	437
Goldman Sachs Group, Inc. 5,897	494
Janus Capital Group, Inc. 3,000	49
Lehman Brothers Holdings, Inc. 3,100	206
MBNA Corp. 15,743	328
Merrill Lynch & Co., Inc. 11,500	537
Morgan Stanley 13,350	571
SLM Corp. 5,700	223
T. Rowe Price Group, Inc. 1,500	57
Washington Mutual, Inc. 11,424	472
	8,338
Non-Ferrous Metals 0.3%	
Alcoa, Inc. 10,472	267
Engelhard Corp. 1,600	40
Freeport-McMoran Copper & Gold, Inc., Class B 1,600	39
• Phelps Dodge Corp. 1,115	43
	389

Security and Number of Shares	Mkt. Value ($ x 1,000)
Oil: Domestic 0.8%	
Amerada Hess Corp. 1,200	59
Ashland, Inc. 900	28
ConocoPhillips 8,354	458
Kerr-McGee Corp. 1,284	57
Marathon Oil Corp. 3,900	103
Sunoco, Inc. 1,000	38
• Transocean, Inc. 3,784	83
Unocal Corp. 3,100	89
	915
Oil: International 3.4%	
ChevronTexaco Corp. 13,185	952
▲❹ Exxon Mobil Corp. 82,450	2,961
	3,913
Optical & Photo 0.1%	
Eastman Kodak Co. 3,500	**96**
Paper & Forest Products 0.7%	
Boise Cascade Corp. 700	17
Georgia-Pacific Corp. 2,955	56
International Paper Co. 5,798	207
Kimberly-Clark Corp. 6,200	323
• Louisiana-Pacific Corp. 1,100	12
MeadWestvaco Corp. 2,364	58
Temple-Inland, Inc. 600	26
Weyerhaeuser Co. 2,800	151
	850
Producer Goods & Manufacturing 4.8%	
• American Standard Cos., Inc. 900	66
Avery Dennison Corp. 1,300	65
Caterpillar, Inc. 4,200	234
Cooper Industries Ltd., Class A 1,300	54
• Corning, Inc. 15,600	115
Deere & Co. 3,100	142
Dover Corp. 2,400	72
Emerson Electric Co. 5,300	271
▲❶ General Electric Co. 123,300	3,536
Honeywell International, Inc. 10,537	283
Illinois Tool Works, Inc. 3,800	250

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Ingersoll-Rand Co., Class A 2,000	95
Johnson Controls, Inc. 1,200	103
• Millipore Corp. 600	27
Pall Corp. 1,500	34
Parker Hannifin Corp. 1,450	61
Snap-On, Inc. 600	17
W.W. Grainger, Inc. 1,100	51
	5,476

Railroad & Shipping 0.4%

Burlington Northern Santa Fe Corp. 4,600	131
CSX Corp. 2,500	75
Norfolk Southern Corp. 4,700	90
Union Pacific Corp. 3,300	192
	488

Real Property 0.3%

Apartment Investment & Management Co., Class A 1,100	38
Equity Office Properties Trust 4,900	132
Equity Residential 3,200	83
Plum Creek Timber Co., Inc. 2,100	55
Simon Property Group, Inc. 2,200	86
	394

Retail 6.8%

Albertson's, Inc. 4,475	86
• AutoZone, Inc. 1,200	91
• Bed, Bath & Beyond, Inc. 3,600	140
• Best Buy Co., Inc. 4,050	178
• Big Lots, Inc. 1,400	21
Circuit City Stores, Inc. 2,400	21
• Costco Wholesale Corp. 5,500	201
CVS Corp. 4,900	137
Dillards, Inc., Class A 1,100	15
Dollar General Corp. 3,963	72
Family Dollar Stores, Inc. 2,000	76
• Federated Department Stores, Inc. 2,400	88
The Gap, Inc. 10,962	206
Home Depot, Inc. 28,300	937
J.C. Penney Co., Inc. Holding Co. 3,100	52
• Kohl's Corp. 4,300	221
• Kroger Co. 9,300	155
Limited Brands, Inc. 6,200	96

Security and Number of Shares	Mkt. Value ($ x 1,000)
Lowe's Cos., Inc. 9,700	417
The May Department Stores Co. 3,350	75
Nordstrom, Inc. 1,600	31
• Office Depot, Inc. 3,800	55
RadioShack Corp. 2,000	53
• Safeway, Inc. 5,500	113
Sears, Roebuck & Co. 3,700	125
• Staples, Inc. 6,000	110
Target Corp. 11,200	424
Tiffany & Co. 1,800	59
TJX Cos., Inc. 6,300	119
• Toys 'R' Us, Inc. 2,600	32
▲❺ Wal-Mart Stores, Inc. 54,000	2,898
Walgreen Co. 12,600	379
Winn-Dixie Stores, Inc. 1,500	18
• Yum! Brands, Inc. 3,700	109
	7,810

Steel 0.1%

Allegheny Technologies, Inc. 1,050	7
Nucor Corp. 1,000	49
United States Steel Corp. 1,300	21
Worthington Industries, Inc. 900	12
	89

Telephone 3.8%

Alltel Corp. 4,000	193
AT&T Corp. 9,716	187
• AT&T Wireless Services, Inc. 33,295	273
• Avaya, Inc. 4,432	29
BellSouth Corp. 22,700	604
CenturyTel, Inc. 1,700	59
• Citizens Communications Co. 3,118	40
• Nextel Communications, Inc., Class A 12,700	230
• Qwest Communications International, Inc. 20,116	96
SBC Communications, Inc. 40,810	1,043
Scientific-Atlanta, Inc. 1,800	43
Sprint Corp. (FON Group) 11,100	160
• Sprint Corp. (PCS Group) 12,700	73
Verizon Communications, Inc. 33,850	1,335
	4,365

Security and Number of Shares	Mkt. Value ($ x 1,000)
Tobacco 0.1%	
R.J. Reynolds Tobacco Holdings, Inc. 1,100	41
UST, Inc. 2,000	70
	111
Travel & Recreation 0.5%	
Brunswick Corp. 1,100	28
Carnival Corp. 7,800	254
• Harrah's Entertainment, Inc. 1,300	52
Hilton Hotels Corp. 4,300	55
Marriott International, Inc., Class A 2,900	111
Sabre Holdings Corp. 1,683	41
Starwood Hotels & Resorts Worldwide, Inc. 2,300	66
	607
Trucking & Freight 0.9%	
Paccar, Inc. 1,500	101
Ryder Systems, Inc. 700	18
United Parcel Service, Inc., Class B 13,845	882
	1,001
Utilities: Electric & Gas 2.9%	
• The AES Corp. 7,600	48
Allegheny Energy, Inc. 1,551	13
Ameren Corp. 1,900	84
American Electric Power Co., Inc. 4,960	148
• Calpine Corp. 4,600	30
Centerpoint Energy, Inc. 3,650	30
Cinergy Corp. 2,200	81
CMS Energy Corp. 1,700	14
Consolidated Edison, Inc. 2,800	121
Constellation Energy Group, Inc. 1,900	65
Dominion Resources, Inc. 3,780	243
DTE Energy Co. 2,200	85
Duke Energy Corp. 11,134	222
Dynegy, Inc., Class A 4,200	18
• Edison International 3,800	62
El Paso Corp. 6,929	56
Entergy Corp. 2,700	143

Security and Number of Shares	Mkt. Value ($ x 1,000)
Exelon Corp. 4,175	250
FirstEnergy Corp. 3,628	140
FPL Group, Inc. 2,300	154
KeySpan Corp. 1,900	67
Kinder Morgan, Inc. 1,690	92
• Mirant Corp. 4,802	14
Nicor, Inc. 600	22
NiSource, Inc. 3,246	62
Peoples Energy Corp. 500	21
• PG&E Corp. 5,100	108
Pinnacle West Capital Corp. 1,000	37
PPL Corp. 2,000	86
Progress Energy, Inc. 3,102	136
Public Service Enterprise Group, Inc. 2,700	114
Sempra Energy 2,541	73
The Southern Co. 8,900	277
TECO Energy, Inc. 1,800	22
TXU Corp. 4,022	90
Williams Cos., Inc. 6,300	50
Xcel Energy, Inc. 4,605	69
	3,347

Short-Term Investment
3.2% of investments

	Mkt. Value ($ x 1,000)
Provident Institutional TempFund 3,699,820	**3,700**

Security Rate, Maturity Date	Face Value ($ x 1,000)	

U.S. Treasury Obligations
0.3% of investments

▲ U.S. Treasury Bill 0.78%-0.81%, 09/18/03	365	**364**

End of portfolio holdings. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of June 30, 2003; unaudited. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $9,476 of securities on loan)	$114,861
Collateral held for securities on loan	9,825
Receivables:	
Fund shares sold	176
Interest	4
Dividends	134
Dividend tax reclaim	1
Income from lending securities	+ 1
Total assets	**125,002**

The fund paid $119,482 for these securities. Not counting short-term obligations and government securities, the fund paid $6,751 for securities during the report period and received $1,757 from securities it sold or that matured.

Liabilities

Collateral held for securities on loan	9,825
Payables:	
Investments bought	496
Investment adviser and administrator fees	2
Accrued expenses	+ 60
Total liabilities	**10,383**

Net Assets

Total assets	125,002
Total liabilities	− 10,383
Net assets	**114,619**

These derive from investments and futures. As of the report date, the fund had fifteen open S&P 500 futures contracts due to expire on September 18, 2003, with a contract value of $3,650 and unrealized losses of $101.

Net Assets by Source

Capital received from investors	128,478
Net investment income not yet distributed	2,225
Net realized capital losses	(11,362)
Net unrealized capital losses	(4,722)

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$114,619		8,118		$14.12

Federal Tax Data

Portfolio Cost	$120,226
Net unrealized gains and losses:	
Gains	$19,542
Losses	+ (24,907)
	($5,365)

As of December 31, 2002:

Undistributed earnings:	
Ordinary income	$1,477
Long-term capital gains	$−
Unused capital losses:	
Expires 12/31 of:	Loss amount
2008	$665
2009	1,821
2010	+ 7,810
	$10,296
Deferred capital losses	**$204**

14   *See financial notes.*

Statement of

Operations

For January 1, 2003 through June 30, 2003; unaudited. All numbers x 1,000.

Investment Income		
Dividends		$870
Interest		14
Lending of securities	+	4
Total investment income		**888**
Net Realized Gains and Losses		
Net realized losses on investments sold		(439)
Net realized gains on futures contracts	+	200
Net realized losses		**(239)**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		10,715
Net unrealized losses on futures contracts	+	(70)
Net unrealized gains		**10,645**
Expenses		
Investment adviser and administrator fees		100
Trustees' fees		10
Custodian fees		9
Portfolio accounting fees		7
Professional fees		10
Shareholder reports		25
Other expenses	+	7
Total expenses		168
Expense reduction	−	28
Net expenses		**140**
Increase in Net Assets From Operations		
Total investment income		888
Net expenses	−	140
Net investment income		**748**
Net realized losses		(239)
Net unrealized gains	+	10,645
Increase in Net Assets from Operations		**$11,154**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM to limit the annual operating expenses of this fund through at least April 30, 2004, to 0.28 % of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $10,406.

See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.
Figures for current period are unaudited.

Operations

		1/1/03–6/30/03	1/1/02–12/31/02
Net investment income		$748	$1,478
Net realized losses		(239)	(7,103)
Net unrealized gains or losses	+	10,645	(23,549)
Increase or decrease in net assets from operations		**11,154**	**(29,174)**

Distributions Paid

Dividends from net investment income	**$–**	**$1,322**

The tax-basis components of distributions paid for the prior period are:

Ordinary income	$1,322
Long-term capital gains	$–

Transactions in Fund Shares

		1/1/03–6/30/03		1/1/02–12/31/02	
		QUANTITY	VALUE	QUANTITY	VALUE
Shares sold		1,294	$17,020	2,733	$40,207
Shares reinvested		–	–	103	1,322
Shares redeemed	+	(941)	(11,854)	(2,836)	(41,137)
Net transactions in Fund Shares		**353**	**$5,166**	**–**	**$392**

Shares Outstanding and Net Assets

		1/1/03–6/30/03		1/1/02–12/31/02	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		7,765	98,299	7,765	$128,403
Total increase or decrease	+	353	16,320	–	(30,104)
End of period		**8,118**	**$114,619**	**7,765**	**$98,299**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $2,225 and $1,477 for the current period and the prior period, respectively.

 See financial notes.

Financial Notes unaudited

Business Structure of the Funds

The fund discussed in this report is a series of Schwab Annuity Portfolios, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the fund in this report and its trust.

The fund offers one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

The fund is intended as an investment vehicle for variable annuity contracts and variable life insurance policies to be offered by separate accounts of participating life insurance companies and for pension and retirement plans qualified under the Internal Revenue Code of 1986, as amended.

Fund Operations

Most of the fund's investments are described earlier in this report. However, there are certain other investments and policies that may affect the fund's financials, as described below. Other policies concerning the fund's business operations also are described here.

The fund pays dividends from net investment income and makes distributions from net capital gains once a year.

The fund may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The fund may enter into repurchase agreements. In a repurchase agreement, the fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trusts and Their Funds

This list shows all of the funds included in Schwab Annuity Portfolios. The funds discussed in this report are highlighted.

Schwab Annuity Portfolios organized January 21, 1994
Schwab Money Market Portfolio
Schwab MarketTrack Growth Portfolio II
Schwab S&P 500 Portfolio

The fund's repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the fund's custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The fund may loan securities to certain brokers, dealers and other financial institutions who pay the fund negotiated fees. The fund receives cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The fund may borrow money from banks and custodians. The fund may obtain temporary bank loans through its trust to use for meeting shareholder redemptions or for extraordinary or emergency purposes. During the report period, the trust had custodian overdraft facilities and line of credit arrangements of $150 million, $100 million and $150 million with PNC Bank, N.A., Bank of America, N.A. and The Bank of New York, respectively. The fund pays interest on the amounts they borrow at rates that are negotiated periodically.

The fund pays fees for various services. Through its trust, the fund has agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services.

Although these agreements specify certain fees for these services, CSIM has made additional agreements with the fund that may limit the total expenses charged. The rates and limitations for these fees are described in the fund's Statement of Operations.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The fund may engage in certain transactions involving related parties. For instance, the fund may own shares of The Charles Schwab Corporation if that company is selected by its investment process.

The fund may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

The fund intends to meet federal income tax requirements for regulated investment companies. Accordingly, the fund distributes substantially all of its net investment income and realized net capital gains (if any) to its shareholders each year. As long as the fund meets the tax requirements, it is not required to pay federal income tax.

Under the fund's organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the fund. In addition, in the normal course of business the fund enters into contracts with their vendors and others that provide general indemnifications. The fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the fund. However, based on experience, the fund expects the risk of loss to be remote.

Accounting Policies

The following are the main policies the fund uses in preparing its financial statements.

The fund values the securities in their portfolios every business day. The fund uses the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures:** open contracts are valued at their settlement prices as of the close of their exchanges. When the fund closes out a futures position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the fund records certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discounts is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to the fund are charged directly to the fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their net assets.

The fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, the fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.